BUKER, JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

May 15, 2006

VIA OVERNIGHT MAIL

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Attn:  Janice McGuirk

Re:

The Forsythe Group – Registration Statement on Form SB-2

(File No.:  333-131882) [BJ&H File No. 3446.01]

Dear Mr. Reynolds:

This firm represents The Forsythe Group, which filed a Form SB-2 Registration Statement with the Commission on February 13, 2006.  Your office provided comments to the filing by your letter dated March 17, 2006 (the "Comment Letter").  In your Comment Letter you requested that the Registrant file a cover letter with our next amendment to the Registration Statement, which keys our response to the numbered paragraphs of your original Comment Letter and which will provide any supplemental information requested.  At this time we are submitting our Amendment No. 1 to the Registration Statement on Form SB-2, and we are also forwarding a redline copy of the Registration Statement, which identifies changes from the original filing.  The purpose of this letter is to facilitate your review by providing our responses to your Comment Letter keyed to the paragraphs of that letter as requested and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Prospectus Cover Page:

1.

Disclosure not specifically requested by Item 501 of Regulation SB has been removed from the cover page.

2.

The cross reference to the Risk Factor Section has been highlighted by changing the font to a bold font.

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

May 15, 2006

Outside Back Cover Page of Prospectus:

3.

The disclosure previously contained on Page 8 under the Heading "Right to Prospectus Delivery" has been moved to the outside back cover page of the Prospectus as required by Item 502(b) of Regulation S-B.

Summary:

4.

We have deleted the cross reference to the Risk Factor Section contained in the summary.

5.

We have revised the disclosure in the Summary Section and throughout the Registration Statement to clarify that funds may only be released from escrow a.) after a closing of a business combination representing 80% of the maximum amount of the proceeds of the Offering, b.) after the effectiveness of the post-effective amendment, and c.) after the re-confirmation of a sufficient number of purchasers.

6.

In the Summary Section, we have provided a summary of the Escrow Agreement, including the name of the escrow agent.

7.

We have clarified that the proceeds of the offering shall not remain in escrow for more than 18 months after the effective date of the initial Registration Statement.

High Risk Factors, Page 2

8.

The introductory paragraph has been supplemented to indicate that material risks have been addressed in this Section.

9.

The subheading in Risk Factor 1 has been expanded to indicate the potential risks of new management not being able to successfully manage a public company.

10.

The escrow account does not earn interest itself, but the funds held in the account may earn interest or dividends when invested in accordance with Rule 419.  The disclosures on this topic has been changed in this section and elsewhere in the Registration Statement to reflect these facts.

11.

The seventh Risk Factor has been clarified to disclose that the potential risk of these facts could be a delay in the return of funds, and could result in missing potential business opportunities.

12.

Risk Factor 4 deals with funds held in escrow, while Risk Factor 15 deals with securities held in escrow, and therefore we do not believe that they are duplicative.  However, they have been modified to assure a clear understanding of this distinction.

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

May 15, 2006

Investor Rights and Substantive Protections Under Rule 419, Page 6

Deposit of Offering Proceeds and Securities, Page 6

13.

We have expanded the discussion of the terms of the Escrow Agreement and have specified that interest or dividends will be earned in accordance with Rule 419.

Dilution, Page 8

14.

The dilution numbers have been corrected in the dilution section and also in the Risk Factor Section on Page 5.  The dilution section has also been revised to reflect the most recent interim financial statements dated March 31, 2006.

Shareholders, Page 9

15.

This Section has been revised to compare prices paid for Shares by the officers and directors to the prices to be paid for Shares by the shareholders in the Offering.

Use of Proceeds, Page 9

16.

We have clarified the discussion under the Use of Proceeds Section to disclose that the proceeds of the Offering could potentially be used to purchase securities in connection with an acquisition, although we believe this possibility is remote.  We have also clarified that the working capital referenced on Page 10 refers to working capital following a business combination.

17.

This Section has been revised to discuss how we anticipate any finder fees might be paid, and to disclose that finders fees will not be paid to the officers and directors of the Company.

Proposed Business - Plan of Operation, Page 11

18.

This Disclosure has been supplemented to describe in more detail the methods management intends to use to find or identify a potential business combination.

Evaluation of Business Combinations, Page 12

19.

A new Risk Factor has been added to the Risk Factor Section under the heading "Our officers and directors are not professional business analysts."

Business Combinations, Page 13

20.

There is currently no present potential for a related party transaction in connection with a business combination in which our management or our affiliates own a

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

May 15, 2006

beneficial interest.  This disclosure was included just to cover the possibility that a transaction of that nature could possibly occur in the future.  We have also disclosed the implications of transactions with related parties.

Employees, Page 15

21.

This Section has been clarified to state that the proceeds of the offering will only be used to make payments to employees after such proceeds are released from escrow in accordance with Rule 419.

Facilities, Page 15

22.

The office expense of $14,137.00 contained in the financial statements related to the formation and organization of the Company.  These costs have now been more properly classified in the Financial Statements as organizational costs.

Management, Page 15

Biography, Page 15

23.

The type of consulting services provided by Select Services is disclosed.

Remuneration, Page 16

24.

The description of Mr. Ryburn's business experience during the past 5 years has been expanded to comply with item 401(a)(4) of Regulation SB.

25.

Under the heading "Remuneration", we have added more detailed disclosure regarding the number of hours Mr. Chandler and Mr. Ryburn plan to devote to the business of the Company.

Prior Blank Check Companies, Page 19

26.

We have amended the disclosure under this heading to indicate that the officers and directors of the Company have had no prior involvement with any blank check companies or shell companies in the past.

Remuneration, Page 16

27.

The policy referred to is designed to reduce or eliminate the influence on the acquisition process of any post acquisition employment of our officers or directors.  This policy is an informal agreement among the officers and directors of the Company, and it is not written.  The fact that the policy is not in writing, has also been discussed in more detail.

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

May 15, 2006

Certain Transactions, Page 18

28.

A new Section headed "Promoters" is included under the Management subheading.  In this Section, the promoters are identified as required by Item 404(d) of Regulation SB and the details of their stock purchase are discussed.  There are no other transactions between the promoters and the Company.

Plan of Distribution, Page 21

29.

The Escrow Agreement provides that the "Offering Period" shall be for a period of up to 180 days from the effective date of the Registration Statement.  But, the Escrow Agreement also provides that "the Offering Period shall be less than 180 days if the Company sells all securities for a total consideration of $500,000.00."  We believe this is consistent with the statement in the Registration Statement that "we reserve the right to close the offering at any time it is complete."  However, the language regarding the termination date following all holidays has been eliminated, because it is not in the Escrow Agreement.

30.

We have amended the disclosure to reflect that all securities issued in connection with the offering will be deposited into the escrow account promptly upon issuance.

31.

The states in which sales are expected to be made, North Carolina and South Carolina, have been disclosed.  At this point, we have not applied to register our securities or seek an exemption from registration of our securities in those states.  We expect to do that soon.  Please cite your authority for requesting that we confirm with you that we have cleared all state comments before effectiveness of the Registration Statement.  We expect that part of this process could take place after the effective date of the Registration Statement.

Where You Can Find More Information, Page 23

32.

The address of the Securities and Exchange Commission has been updated.

Financial Statements, Page 24

33.

The name of the independent public accounting firm has been deleted from the disclosure under the heading "Expert" and financial statements in the amended Registration Statement do not appear on the accountants letterhead.

34.

A currently dated consent of the independent accountant is provided as an Exhibit to the Registration Statement.  The financial statements have been updated in accordance with Item 310(g) of Regulation S-B.

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

May 15, 2006

Part II, Item 27 – Exhibits

35.

A complete copy of the Company's Bylaws is hereby filed as exhibit 3.2 to the Registration Statement.

36.

The legal opinion of this firm is filed as Exhibit 5 to Amendment No. 1 in the Registration Statement.

Item 28 – Undertakings

37.

The undertaking required by Item 512(a)(4) of Regulation S-B has been included as requested.

We hope these comments are helpful in facilitating your review of Amendment No. 1 to the Registration Statement, and we appreciate your responsiveness to our filing.  If you should have any questions or if you need clarification on any of the issues discussed in this letter, please do not hesitate to contact me at the telephone number noted above.

Very truly yours,

BUKER, JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

RWJ:jem

Enclosure

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